UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

February 20, 2018

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 20th February 2018

Orange’s Board of Directors votes to renew the mandate of Stéphane Richard

At its meeting on 20th February 2018, the Orange Group’s Board of Directors approved the renewal of Stéphane Richard’s mandate as a Board member in anticipation of his renewal as Chairman of Orange’s Board of Directors for a four-year term.

The Board was convinced by the solid results achieved by Stéphane Richard during the eight years he has spent as head of Orange. During this time, he has succeeded in restoring a positive working environment within the company and has overseen improved financial results despite strong competition in France and abroad. They also examined the development prospects as set-out by Orange’s management team, and in particular the strategic choices proposed by Stéphane Richard in terms of international development, the diversification of the Group’s activities, as well as the ongoing innovation and investment programmes both in very high-speed broadband networks and digital services. The Board members consider that these elements fully justify this renewed mark of confidence.

This resolution will be presented to shareholders for a vote at the Annual General Meeting on 4th May 2018. The full list of resolutions will be published in the French repository of official and legal publications (BALO) and on orange.com on 28th February 2018.

About Orange

Orange is one of the world’s leading telecommunications operators with sales of 40,9 billion euros in 2016 and 152,000 employees worldwide at 30 September 2017, including 93,000 employees in France. Present in 29 countries, the Group has a total customer base of 269 million customers worldwide at 30 September 2017, including 208 million mobile customers and 19 million fixed broadband customers. Orange is also a leading provider of global IT and telecommunication services to multinational companies, under the brand Orange Business Services. In March 2015, the Group presented its new strategic plan “Essentials2020” which places customer experience at the heart of its strategy with the aim of allowing them to benefit fully from the digital universe and the power of its new generation networks.

Orange is listed on Euronext Paris (symbol ORA) and on the New York Stock Exchange (symbol ORAN).

For more information on the internet and on your mobile: www.orange.com, www.orange-business.com or to follow us on Twitter: @orangegrouppr.

Orange and any other Orange product or service names included in this material are trademarks of Orange or Orange Brand Services Limited.

Press contacts: +33 1 44 44 93 93

Jean-Bernard Orsoni; Jeanbernard.orsoni@orange.com

Tom Wright; tom.wright@orange.com

ORANGE

Date: February 20, 2018	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations